PHILLIPS 66 PARTNERS LP

3010 Briarpark Drive

Houston, Texas 77042

June 3, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Phillips 66 Partners LP
Registration Statement on Form S-1
Filed March 27, 2013
File No. 333-187582

Ladies and Gentlemen:

Set forth below are the responses of Phillips 66 Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2013, with respect to the Partnership’s Form S-1 initially filed with the Commission on March 27, 2013, File No. 333-187582 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made since Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 3 unless otherwise indicated.

Phillips 66 Partners LP

June 3, 2013

Amendment No. 1 to Registration Statement on Form S-1 Filed May 6, 2013

General

1. On May 13, 2013, you filed a confidential treatment request with regard to omitted portions of certain of the exhibits to your registration statement. We will issue in a separate letter any comments related to that request. We will not be in a position to grant a request for accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

Response: We acknowledge the Staff’s comment.

Management, page 122

Compensation of Our Officers and Directors, page 126

2. We note your response to comment 15 from our letter to you dated April 25, 2013, and we reissue that comment in part. Mr. Liberti was paid $284,422 in performance shares by Phillips 66 for work performed for your partnership in 2012, and the present value of his pension plan increased by $190,332 during this period. Please provide the information Items 402(d), (f), and (h) of Regulation S-K require, or explain to us why you omit that information.

Response: We acknowledge the Staff’s comment and respectfully note that we omitted information that would otherwise be required under Items 402(d) and (h) of Regulation S-K because, as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, we do not believe we are required to disclose this information in the Registration Statement. We further initially omitted information required under Item 402(f) of Regulation S-K with respect to Mr. Liberti’s incentive compensation because no outstanding equity awards have previously been granted by the Partnership and Mr. Liberti did not perform any work for the Partnership during 2012. However, in order to provide investors with all relevant information relating to Mr. Liberti’s incentive compensation awards under Phillips 66’s existing incentive compensation plans, we have revised the Registration Statement to include the “Outstanding Equity Award at Fiscal Year End” table required under Item 402(f). Please see pages 132 and 133 of Amendment No. 3.

Conflicts of Interest and Duties, page 140

Conflicts of Interest, page 140

3. We note the revisions you made in response to comment 16 from our letter to you dated April 25, 2013, and we have the following additional comments:

•	The penultimate sentence at the bottom of page 140, listing certain factors that may be considered, is unclear as written. Please revise to clarify.

Phillips 66 Partners LP

June 3, 2013

•

At the top of page 141, you indicate that the general partner may “approve a matter that the conflicts committee has previously declined to approve” if the “scope of authority” granted to the conflicts committee so permits. Revise to explain further how the board determines the “scope” in each case, and discuss the types of situations where such contrary action by the general partner would be permitted. It is unclear what purpose the conflicts committee would serve in such situations.

Response: The Registration Statement has been revised as requested. Please see pages 126, 146 and 147 of Amendment No. 3.

4. We reference the language at the top of page A-57 from Section 7.9 of your partnership agreement at Appendix A. Expand the related disclosure in the “Conflicts of Interest” section of the prospectus to make clear that the general partner shall be entitled “to make such determination free of any duty or obligation whatsoever to the Partnership or any Limited Partner” and that it shall not “be required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.”

Response: The Registration Statement has been revised as requested. Please see pages 146 through 149 of Amendment No. 3.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very Truly Yours,

PHILLIPS 66 PARTNERS LP

By:	Phillips 66 Partners GP LLC, its general partner

By:	/s/ Greg G. Maxwell
Greg G. Maxwell
Vice President and Chief Financial Officer

Cc:	Paul Monsour, Securities and Exchange Commission
Timothy Levenberg, Securities and Exchange Commission
John Cannarella, Securities and Exchange Commission
Karl Hiller, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
David Buck, Andrews Kurth LLP